UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

ECTEL LTD.

(Translation of Registrant`s Name Into English)

10 Amal Street

Park Afek

Rosh Ha`ayin 48092

ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____________.

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ECtel Ltd. (the "Company") has been informed of recent purchases of the Company`s ordinary shares, nominal value NIS 0.04 per share (the "Shares"), as follows:

Itzik Weinstein, President and Chief Executive Officer of the Company, acquired an aggregate of 7,174 Shares from November 26, 2007 to February 26, 2008.

Mickey Neumann, Senior Vice President and Chief Financial Officer of the Company, acquired an aggregate of 6,991 Shares from November 27, 2007 to February 26, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:        February 29, 2008

ECTEL LTD.

By:__________________________________

Itzik Weinstein

President and Chief Executive Officer

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